Honigman Miller Schwartz and Cohn LLP Attorneys and Counselors	Norman H. Beitner (313) 465-7320 Fax: (313) 465-7321 nbeitner@honigman.com

CONFIDENTIAL SUBMISSION VIA EDGAR

March 21, 2013

Mr. Mark P. Shuman

Branch Director - Legal

Securities and Exchange Commission

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	Covisint Corporation Confidential Draft Registration Statement on Form S-1 Submitted December 14, 2012 CIK No. 0001563699

Dear Mr. Shuman:

On behalf of our client, Covisint Corporation (the “Company”), we hereby confidentially submit Confidential Draft Submission No. 2 (“Draft No. 2”) of the Company’s Registration Statement on Form S-1 (the “Registration Statement”) originally confidentially submitted to the Securities and Exchange Commission (the “Commission”) on December 14, 2012.

Draft No. 2 is being confidentially submitted in response to comments received from the staff of the Commission (the “Staff”) by letter dated January 11, 2013 (the “Comment Letter”) with respect to the Registration Statement. The changes reflected in Draft No. 2 include those made in response to the Comment Letter, and also include other changes that are intended to update, clarify, and render more complete the information contained therein. In addition, the Draft No. 2 has been revised to remove the dual class structure described in the initial draft of the Registration Statement.

For the Staff’s convenience, the text of the Staff’s Comment Letter is set forth below in italics, followed in each case by the Company’s response. Concurrent with the confidential submission of Draft No. 2 and in response to the Staff’s comments in the Comment Letter, we have supplementally provided a binder of materials to the Commission pursuant to Rule 418(b) of Regulation C, which is not to be deemed part of the Registration Statement and which we respectfully request to be returned upon the completion of the Staff’s review (the “Supplemental Materials”).

2290 First National Building · 660 Woodward Avenue · Detroit, Michigan 48226-3506

Detroit · Lansing · Oakland County · Ann Arbor · Kalamazoo

Mr. Mark P. Shuman

March 21, 2013

Terms not otherwise defined in this response letter will have their respective meanings set forth in Draft No. 2. Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers of Draft No. 2.

General

1.	We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. The effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

Response: The Company acknowledges the Staff’s comment and understands that the Staff may have additional comments and will need sufficient time to review and process an amendment once an estimated price range is included.

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: The Company advises the Staff that neither the Company nor anyone authorized on behalf of the Company has provided written materials to potential investors in reliance on Section 5(d) of the Securities Act. The Company undertakes to provide the Staff with copies of such materials in the event that they are provided to potential investors in the future.

In addition, the Company advises the Staff that no broker or dealer that is participating or will participate in the offering has published or distributed research reports about the Company in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart our Business Startups Act. The Company undertakes to provide the Staff with copies of such research reports in the event that they are published or distributed in the future.

2290 First National Building · 660 Woodward Avenue · Detroit, Michigan 48226-3506

Detroit · Lansing · Oakland County · Ann Arbor · Kalamazoo

Mr. Mark P. Shuman

March 21, 2013

Prospectus Summary, page 1

3.	On pages 1 and 39, you qualify your disclosure “in its entirety” to other portions of your prospectus that contain more detailed information. Please remove this disclaimer and clarify whether the summary information provided is materially complete to discuss the key portions of your prospectus and/or financial statements.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 42 to remove the disclaimer. The Company believes the summary information provided in the disclosure is materially complete to discuss the key portions of the prospectus and/or the financial statements.

4.	Please revise to disclose the basis of your disclosure on page 1 that you provide a “leading cloud engagement platform for enabling organizations to securely connect, engage and collaborate with large, distributed communities of customers, business partners and suppliers.” Your revised disclosure should provide sufficient specificity as to the criteria you base your conclusion that your platform is a leading platform, such as sales or market share information. Also, please provide us, on a supplemental basis, any internal or third party reports that verify your claims.

Response: The Company advises the Staff that it bases the description of its platform as a “leading cloud engagement platform for enabling organizations to securely connect, engage and collaborate with large, distributed communities of customers, business partners and suppliers” on a third party report and analyst statement included in the Supplemental Materials. The Company respectfully directs the Staff to the analyst statement which cites the Company’s “market share, breadth of technology capabilities, and successful deployments” as criteria for its conclusion.

5.	On page 1, you disclose that your platform will “enable new external processes” by your customers that were not previously possible. Please briefly explain here and in your business section what types of external processes your platform may allow your customers to perform that they are currently unable to perform. For example, it is unclear whether you are referring to specific features of your platform that are currently used in your existing vertical markets such as healthcare that can be applied to new vertical markets like financial services, or if you are referring to the fact that your platform’s architecture may allow customers the flexibility and creativity to develop and include new features that are not currently used in any of your existing vertical markets.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 2 and 75 to remove the reference to “new external processes”.

2290 First National Building · 660 Woodward Avenue · Detroit, Michigan 48226-3506

Detroit · Lansing · Oakland County · Ann Arbor · Kalamazoo

Mr. Mark P. Shuman

March 21, 2013

6.	In your prospectus summary section, please revise to briefly discuss your agreements with Compuware related to your initial public offering, such as the master separation agreement, the GDO services agreement, the intellectual property agreement, the registration rights agreement, the shared services agreement and the tax sharing agreement. In your discussion, please also clarify that Compuware has the discretion to effect a tax-free distribution of its shares of Covisint that may occur after the initial public offering takes place and may cause several of these agreements to be terminated, renewed, and/or renegotiated.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 6.

Risk Factors

General

7.	Please consider adding a risk factor that discusses Compuware’s discretion to effect a tax-free distribution of your shares to its shareholders and its potential impact on your investors and operations.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 6 and 107. The Company also respectfully directs the Staff to its new risk factors on pages 30 and 32 describing risks relating to Compuware’s discretion to effect a tax-free distribution, including as it relates to a potential change in control of Compuware.

In preparing our financial statements for the fiscal years …, page 10

8.	Please revise this risk factor or provide a new risk factor that clarifies that as an emerging growth company, you are not required to provide your management’s assessment of the effectiveness of your internal controls over financial reporting until your second annual report filed after the close of your IPO. Your discussion should discuss the risks to investors in light of your existing disclosure of your material weaknesses described on page 10.

Response: In response to the Staff’s comment, the Company has revised the risk factor on pages 14 and 15 to clarify that the Company’s management is not required “to provide an annual management report on the effectiveness of our internal control over financial reporting until the second annual report after we become a public company” and the risks to investors in light of the Company’s previously described material weakness.

2290 First National Building · 660 Woodward Avenue · Detroit, Michigan 48226-3506

Detroit · Lansing · Oakland County · Ann Arbor · Kalamazoo

Mr. Mark P. Shuman

March 21, 2013

We derive a significant percentage of our total revenue from our …, page 12

9.	Please state the percentage of revenues attributable to your principal customer during the most recently completed year.

Response: The Company respectfully submits to the Staff that Item 101(c)(vii) of Regulation S-K only requires a registrant to disclose the name and relationship of a customer if sales to such customer equal 10% or more of the registrant’s consolidated revenues, but does not require the registrant to also identify the specific percentage of revenues attributable to such customer. The Company also respectfully directs the Staff’s attention to Note 1 to the Company’s audited combined financial statements on page F-13 and to the Company’s condensed combined financial statements on page F-36, each of which specifies the percentage of revenues attributable to the Company’s principal customer during the periods presented.

As long as Compuware controls us, your ability to influence …, page 21

10.	Please revise your first risk factor on page 21 or other appropriate risk factors to clarify that 3 of your 5 directors are affiliates of Compuware, as we note that Messrs. Paul, Grabe and Syzgenda are directors of Compuware and Mr. Paul is also Compuware’s chief executive officer.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 30, 32 and 33.

We are an “emerging growth company” within the meaning of …, page 24

11.	You indicate that you will be an emerging growth company for up to five years. Please indicate that you may lose your status as an emerging growth company at an earlier time and provide a cross-reference to an appropriate page of the prospectus where you provide a materially complete description of the circumstances in which emerging growth company status would end before the expiration of five years.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 34 and 55.

2290 First National Building · 660 Woodward Avenue · Detroit, Michigan 48226-3506

Detroit · Lansing · Oakland County · Ann Arbor · Kalamazoo

Mr. Mark P. Shuman

March 21, 2013

Industry and Market Data, page 36

12.	Please provide us supplemental copies of the reports or other source documentation that you cite on page 36 from which market or other data is extracted. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please clarify whether any of these reports where commissioned on the behalf of Covisint or Compuware.

Response: In response to the Staff’s comment, the Company has included in the Supplemental Materials an index that indicates, for each citation, the location of such citation in the prospectus and the underlying support. As requested by the Staff, the Company has highlighted the particular page and paragraph from which the market or other data was extracted. None of the reports were commissioned on behalf of the Company or Compuware.

Use of Proceeds, page 37

13.	To the extent known, please provide more detail regarding the purposes for which the net proceeds in this offering are intended to be used. In this regard, consider disclosing the amount of proceeds that you plan to use to grow your business. This section does not require disclosure of definitive plans and it is acceptable to provide a quantitative discussion of preliminary plans. See Item 504 of Regulation S-K. We note on pages 4-5 and 70-71 you describe your growth plans, but do not indicate if they will be funded via offering proceeds.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 40 and 72 to provide more detail regarding the potential purposes for which the net proceeds of this offering may be used.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 43

14.	In light of your losses in prior periods that resulted from investments in your platform, please revise to provide a discussion of whether your growth strategy or any operational changes will affect your profitability including whether you anticipate generating profits in the next fiscal year and the basis for that belief.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 47 and 48.

2290 First National Building · 660 Woodward Avenue · Detroit, Michigan 48226-3506

Detroit · Lansing · Oakland County · Ann Arbor · Kalamazoo

Mr. Mark P. Shuman

March 21, 2013

15.	Please revise to add a discussion of how your management considers your renewal rates for your applications and services. Please provide both quantitative and qualitative disclosure of your renewal rates.

Response: In response to the Staff’s comment, the Company respectfully submits to the Staff that the Company tracks the impact of renewals and upgrades/expansions in dollar amounts in the aggregate rather than renewal rates, and the Company believes that these metrics are meaningful in managing its business. The Company has revised its disclosure on page 47 to include additional information for each period presented related to the increase in the amounts of revenues from existing customers separate from the revenues generated from new customers added in that period. The Company believes the additional information will provide investors meaningful information on the growth trends of its revenues.

16.	Please revise to provide a discussion of your anticipated costs for the fiscal year 2013 that are a result of becoming a public company that were not incurred in fiscal year 2012. For example, it appears that you may incur additional administrative expenses related to your shared services agreements and your public reporting obligations.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 48.

Key Metrics, page 45

17.	For your key metrics please revise to note trends and fluctuations in dollar amounts and percentage relationships over the reported periods that are reasonably likely to have a favorable or unfavorable impact on future results and financial position. We see what appear to be material fluctuations and trends among metrics in periods disclosed. See Item 303 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 49-51.

18.	We also note that you exclude capitalized software amortization associated with your research and development expenses in your adjusted gross margin metric as that expense is “not representative of [y]our operating performance.” Please revise to explain further why a cost directly associated with and contributing to your platform revenue generating offerings would not be representative of an operating performance cost. See Item 10(e) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 50 to focus on comparability, which management believes is the primary benefit of the Company’s adjusted gross margin metric.

2290 First National Building · 660 Woodward Avenue · Detroit, Michigan 48226-3506

Detroit · Lansing · Oakland County · Ann Arbor · Kalamazoo

Mr. Mark P. Shuman

March 21, 2013

New Annual Subscription Revenue, page 46

19.	It is not clear to us how “New Annual Subscription Revenue” is annual revenue per se. It appears to be annualized revenue on new contracts entered into in the fiscal year as if in place the entire year. Please revise to clarify.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 50 and 51.

Critical Accounting Policies

Stock Compensation

Compuware Corporation Stock Compensation, page 54

20.	We note your disclosure that the expected life of the stock option is based on the simplified method as described in Staff Accounting Bulletin (SAB) Topic 14. Considering the established nature of Compuware operations, please describe for us in greater detail what consideration was given to using historical exercise data in determining the expected life of the stock options. Refer to SAB Topic 14.D.2.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it believes that the use of the simplified method for determining the expected life of the Compuware stock options is appropriate based on the following:

Staff Accounting Bulletin (“SAB”) 110, which amended and replaced Question 6 of SAB Topic 14.D.2, permits entities, under certain circumstances, to continue to use the simplified method, specifically for share options with “plain vanilla” characteristics. Examples of situations in which SAB 110 indicates that it may be appropriate for an entity to use the simplified method include:

•

A company does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term due to the limited period of time its equity shares have been publicly traded.

•

A company significantly changes the terms of its share option grants or the types of employees that receive share option grants such that its historical exercise data may no longer provide a reasonable basis upon which to estimate expected term.

•	A company has or expects to have significant structural changes in its business such that its historical exercise data may no longer provide a reasonable basis upon which to estimate expected term.

2290 First National Building · 660 Woodward Avenue · Detroit, Michigan 48226-3506

Detroit · Lansing · Oakland County · Ann Arbor · Kalamazoo

Mr. Mark P. Shuman

March 21, 2013

As set forth in greater detail below, the Company believes the determination of the expected life of Compuware stock options qualifies for use of the simplified method because (a) Compuware does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term; and (b) Compuware significantly changed the terms of its share option grants.

(a)	Compuware does not have sufficient historical exercise data:

During the previous five years, an average of approximately 46 percent of the outstanding Compuware stock options were underwater based on the end of quarter stock price, with a range of 3 percent to 96 percent. We believe that having outstanding options which were underwater has impacted employees’ exercising of options and, therefore, impacted the historical exercise data.

(b)	The Company significantly changed the terms of its share option grants:

Over the previous five years, Compuware has significantly changed its stock option vesting schedule from a five-year vesting cycle. Compuware was granting its stock options subject to a 5-year vesting schedule, with 50 percent of the options granted vesting on the third anniversary, 25 percent of the options granted vesting on the fourth anniversary and 25 percent of the options granted vesting on the fifth anniversary. However, in recent years, Compuware has revised the vesting schedule applicable to its stock options and has granted options subject to some of the following vesting terms:

•	A four-year vesting schedule, vesting 25 percent on each of the first four anniversaries of the grant date;

•	A three-year vesting schedule, vesting 40 percent on the first anniversary of the grant date and 30 percent on each of the second and third anniversaries of the grant date; and

•	A five-year vesting schedule, vesting 20 percent on each of the first five anniversaries of the grant date.

Therefore, as a result of the limited historical exercise data available for the Compuware stock options, as well as the changes in the vesting terms applicable to such stock options, the Company has concluded that it continues to not have a reasonable base to estimate the expected life of Compuware stock option grants, and has elected to continue to use the simplified method.

2290 First National Building · 660 Woodward Avenue · Detroit, Michigan 48226-3506

Detroit · Lansing · Oakland County · Ann Arbor · Kalamazoo

Mr. Mark P. Shuman

March 21, 2013

In future filings, the Company will continue to disclose that it has used the simplified method described in ASC 718 so long as it does have not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected life. The Company will continue to evaluate the use of the simplified method as historical exercise data for Compuware stock options becomes more sufficient.

Covisint Corporation Stock Compensation, page 54

21.	Please consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price, when determined, and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement. In view of the fair-value-based method of FASB ASC 718, disclosures appropriate to fair value may be more applicable than disclosures appropriate to intrinsic value.

Response: In response to the Staff’s comment, the Company has added disclosure on page 61 relating to the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of December 31, 2012. Such values have been left blank in Draft No. 2 because the Company, in consultation with the underwriters, has not yet determined an estimated IPO price. The Company intends to complete the disclosure with the requested values in a subsequent amendment that includes a price range as soon as practicable.

22.	Please tell us when you determine your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

Response: The Company acknowledges the Staff’s comment and confirms that it will provide the requested information when the proposed IPO price is established.

23.	When your estimated IPO price is known and included in your registration statement, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering range.

Response: The Company acknowledges the Staff’s comment and confirms that it will provide the requested information when the proposed IPO price is established.

24.	For any options granted or other share-based issuances or modifications subsequent to most recent balance sheet date presented in the registration statement, if material, please revise your disclosure to include the expected impact the additional grants will have on your financial statements.

2290 First National Building · 660 Woodward Avenue · Detroit, Michigan 48226-3506

Detroit · Lansing · Oakland County · Ann Arbor · Kalamazoo

Mr. Mark P. Shuman

March 21, 2013

Response: In response to the Staff’s comment, the Company respectfully directs the Staff’s attention to Note 5 to the Company’s condensed combined financial statements, which includes the expected impact of the stock option and performance-based stock awards on the Company’s condensed combined financial statements for the period ended December 31, 2012. The Company advises the Staff that, if material, it will provide updates to this disclosure as requested through the effective date of the Registration Statement. In that regard, the Company also respectfully directs the Staff’s attention to the revision of Note 8 to the Company’s condensed combined financial statements, which includes information regarding new options granted since December 31, 2012, the most recent balance sheet date presented in the registration statement.

Liquidity and Capital Resources, page 63

25.	Please revise to clarify your anticipated cash balance upon the close of your offering and clarify whether you will rely on offering proceeds until you generate sufficient cash flows from operations.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 72.

26.	On page 63, you indicate that you believe that your offering proceeds and operating cash flows are sufficient for your working capital needs for the next 12 months from March 2013. Please revise to clarify whether this statement refers to maintaining your current operations, or if you are also referring to implementing your growth strategy and/or making capital improvements.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 72.

Business

Our Customers, page 75

27.	Please revise to provide a more detailed discussion of the size and nature of your customers. You disclose on page 76 that you have 3,000 customers, noting several large customers such as General Motors, AT&T, and Blue Cross Blue Shield Association. It is unclear whether your customers comprise mostly of very large enterprises that need a robust platform to allow a very large number of their customers, employees, and suppliers access or whether your platforms are sufficiently scalable to provide services for medium and smaller sized entities. For example, in your healthcare vertical, please clarify whether your clients are mostly large insurance entities or if your platform can also be sold to smaller hospitals or physicians groups.

2290 First National Building · 660 Woodward Avenue · Detroit, Michigan 48226-3506

Detroit · Lansing · Oakland County · Ann Arbor · Kalamazoo

Mr. Mark P. Shuman

March 21, 2013

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 85. The Company respectfully advises the Staff that its platform engages smaller-sized entities indirectly through the Company’s direct customers, but the Company does not generally market services directly to smaller-sized entities.

28.	We note that your sales related to General Motors and its affiliates exceeded 10% of your total revenues for fiscal year 2012. Please advise us whether you are substantially dependent on any single agreement or series of substantially similar agreements with General Motors or its affiliates. To the extent any of these agreements are material, please file them pursuant to Item 601(b)(10) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it does not plan to provide its customer agreements with General Motors and its affiliates (collectively, the “customer agreements” or individually, a “customer agreement”) as exhibits to the Registration Statement. The Company’s sales to General Motors are for the use of the Company’s platform and for professional services related thereto. The Company’s sales are related to multiple, separate business initiatives for different business segments within General Motors.

Item 601(b)(10)(ii) of Regulation S-K states that a contract that ordinarily accompanies the kind of business conducted by the registrant will be deemed to have been made in the ordinary course of business and therefore need not be filed, unless certain exceptions apply. In light of the explanation set forth above, the Company has determined that the customer agreements with the General Motors entities are contracts that ordinarily accompany the Company’s business.

There are certain exceptions under Item 601(b)(10)(ii) that would require a contract to be filed even if it generally accompanies the kind of business conducted by the registrant, as set forth in clauses (A), (B), (C) and (D) to Item 601(b)(10)(ii). The Company has determined that none of those exceptions apply. None of the customer agreements are with a director, officer, promoter, voting trustee, or securityholder named in the Registration Statement, or underwriter so clause (A) does not apply; such contracts do not call for the acquisition or sale of any property, plant or equipment, so clause (C) does not apply, and such contracts do not involve a lease, so clause (D) does not apply.

Clause (B) requires a contract to be filed if the Company is “substantially dependent” upon the contract, as in the case of contracts to sell “the major part” of the Company’s products or services. As stated above, the Company’s sales to General Motors are for services provided to separate business segments. The Company does not believe that the products and services it sells under any of these customer agreements individually constitute the major part of its products and services, and does not believe that its business is substantially dependent on any one of these customer agreements.

2290 First National Building · 660 Woodward Avenue · Detroit, Michigan 48226-3506

Detroit · Lansing · Oakland County · Ann Arbor · Kalamazoo

Mr. Mark P. Shuman

March 21, 2013

For the foregoing reasons, the Company believes that its customer agreements with General Motors and its affiliates are not required to be filed under the applicable provisions of Item 601 of Regulation S-K.

Research and Development, page 77

29.	It appears that in fiscal 2012, that over half of your research and development staff were non-Covisint employees. Please revise to clarify whether you will continue to use non-Covisint employees for research and development after your IPO.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 86 and 87.

Our Competition, page 78

30.	On page 78, you indicate that your primary competition currently consists of internal IT groups and established system integrators. Please revise to provide more details of the systems integrators that are your competitors. It is unclear whether you are referring to legacy systems or non-cloud based systems or if these system integrators provide similar platforms that you currently provide in the auto, healthcare, and energy industries. Further, please clarify whether these system integrators are developing similar platforms in-house, designing a custom platform for each customer, or our integrating third party software under a distribution or licensing agreement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 87.

31.	To the extent possible, please clarify whether any of your listed competitors significantly competes in any of the industries you currently offer products or will provide products in the next fiscal year, such as the financial services industry.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 87.

Management, page 80

32.	Please revise to state that you will qualify as a controlled company under the rules of your intended trading market and describe the extent to which you plan to rely on modified corporate governance requirements available to you as a controlled company of Compuware. For example, discuss how the NASDAQ rules governing the composition of your board its committees vary from those that are generally applicable to listed companies that do not have controlled company status.

2290 First National Building · 660 Woodward Avenue · Detroit, Michigan 48226-3506

Detroit · Lansing · Oakland County · Ann Arbor · Kalamazoo

Mr. Mark P. Shuman

March 21, 2013

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 91.

33.	On page 82, you indicate that all of your non-employee directors are independent under NASDAQ’s listing rules. Please revise to clarify whether Mr. Robert C. Paul, the chief executive officer of Compuware, is a non-employee, independent director of Covisint. Your disclosures should clarify whether you currently comply with NASDAQ’s corporate governance requirements, as your disclosure on page 31 is silent as to whether the majority of your board consists of independent directors.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 91 to clarify that Mr. Paul is not a non-employee independent director and that the majority of its board consists of independent directors.

Certain Relationships and Related Party Transactions, page 96

34.	On page 96, you disclose that allocations of ordinary course of business expenses provided by Compuware on behalf of Covisint totaled $7.5 million in fiscal 2012, $6.2 million in fiscal 2011, and $5.7 million in fiscal 2010. Please revise to clarify whether these amounts include the research and development expenses described on page F-41 provided by Compuware on behalf of Covisint.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 105 and 106.

35.	Please expand the second paragraph under the sub-heading “Compuware as our Controlling Shareholder” to describe concisely the “certain exceptions” to Compuware’s agreement not to dispose of any of its shares of your common stock for a period of 180 days after the date of the prospectus.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 106.

Legal Matters, page 123

36.	Please summarize the material terms of the referenced arrangement to acquire common stock shares of Compuware, or in your response letter provide an analysis supporting a conclusion that the interest does not exceed the disclosure threshold set out in Instruction 1 to Item 509 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 132.

2290 First National Building · 660 Woodward Avenue · Detroit, Michigan 48226-3506

Detroit · Lansing · Oakland County · Ann Arbor · Kalamazoo

Mr. Mark P. Shuman

March 21, 2013

Audited Combined Financial Statements

Note 1. Summary of Significant Accounting Policies

Basis of Presentation, page F-7

37.	We note your disclosure that expenses allocated to the company for the corporate services are not necessarily indicative of the expense that would have been incurred if the company had been a separate, independent entity and had otherwise managed these functions. Please tell us what consideration was given to providing an estimate of what the expenses would have been on a stand alone basis, as if Covisint had operated as an unaffiliated entity. Please refer to SAB Topic 1.B.1.

Response: The Company acknowledges the Staff’s comment and supplementally advises the Staff the Company relied on Staff Accounting Bulletin Topic 1.B.1 (Financial Statements/Allocation Of Expenses And Related Disclosure In Financial Statements Of Subsidiaries, Divisions Or Lesser Business Components Of Another Entity/Costs reflected in historical financial statements) (“SAB Topic 1.B.1”) in calculating an estimate of what the Company’s expenses would have been on a stand-alone basis.

SAB Topic 1.B.1 recognizes that “in some situations a reasonable method of allocating common expenses to the subsidiary (e.g., incremental or proportional cost allocation) must be chosen because specific identification of expenses is not practicable.” Accordingly, the Company respectfully submits that it selected an allocation methodology for certain of its corporate expenses which was based primarily on headcount, revenue and space occupied as a proportion of those overall expenses in all Compuware operating units. If the Company had been a separate, independent entity, it may have made different decisions with respect to office space and staffing levels for certain functions, and the cost associated with such decisions may have been different than the allocated costs determined using the methodology described above.

While SAB Topic 1.B.1 further indicates that the Staff requires footnote disclosure, when practicable, of management’s estimate of what the expenses would have been on stand-alone basis, it is not practicable to estimate such costs as they would vary based on the alternatives selected. As such, the Company has not disclosed management’s estimate of what the expenses would have been on a stand-alone basis.

2290 First National Building · 660 Woodward Avenue · Detroit, Michigan 48226-3506

Detroit · Lansing · Oakland County · Ann Arbor · Kalamazoo

Mr. Mark P. Shuman

March 21, 2013

Deferred Costs, page F-9

38.	Please tell us and disclose in greater detail the types of costs included in deferred costs. If possible, please tell us how such deferred costs relate proportionately to your service revenue offerings such as “platform, customer subscription and support, and services related to implementation, solution deployment and on-boarding.”

Response: The Company acknowledges the Staff’s comment and supplementally advises the Staff that its current and long-term deferred costs within the combined balance sheets consist of personnel and outside contractor costs directly related to implementation and solutions deployment services. For those services without stand-alone value, the incremental costs are deferred over the same period as the associated deferred revenue consistent with ASC 605-20-25-4 as allowed by SAB Topic 13.A.3.f question 3.

The Company further supplementally advises the Staff that deferred sales commissions may relate to all categories of revenue based on the billing increments for subscription and support as well as the period over which the associated deferred revenue is recognized.

In response to the Staff’s comment, the Company has revised the disclosure in Note 1 to the Company’s condensed combined financial statements.

Research and Development, F-10

39.	We note your policy of capitalizing qualifying computer software costs incurred during the application development stage. We also note that the capitalization percentage was 95% of research and development costs incurred for the six months ended September 30, 2012 disclosed on pages 58 and F-28. This would appear to mean that your early phase or preliminary project stage costs were not significant. We note from your disclosure on page 4 that a key element of your growth strategies is your continued investment in research and development for expansion of mobility and analytics capabilities, your AppCloud developer community and to develop added vertical solutions for new customer entry points. Please tell us why more than an insignificant dollar amount of those kinds of investments in research and development would not have been characterized and expensed as “preliminary project stage” expenses under ASC 350-40.

Response: The Company acknowledges the Staff’s comment and supplementally advises the Staff that because its platform offering is relatively mature, the preliminary project stage is, at present, abbreviated in its research and development. The Company’s executive and senior management generally know what enhancements and additional functionality should be added to the platform. These requirements usually come from enhancements requested by existing customers and the Company’s analysis of competitive offerings. Therefore, the Company is able to quickly develop the performance requirements.

2290 First National Building · 660 Woodward Avenue · Detroit, Michigan 48226-3506

Detroit · Lansing · Oakland County · Ann Arbor · Kalamazoo

Mr. Mark P. Shuman

March 21, 2013

ASC 350-40-20 identifies several action items that entities are likely to undertake during the preliminary project stage. Set forth below is a summary of some of those actions, and a brief discussion regarding whether such action items are applicable to the Company:

a)	Make strategic decisions to allocate resources between alternative projects at a given point in time.

Decisions regarding the allocation of resources are made by the Company’s executive management team. The Company’s executive management team performs a myriad of functions within the Company. Therefore, the Company does not have a reasonable basis to allocate costs of executive management to various functions, including research and development.

b)	Determine the performance requirements and systems requirements for the computer software project that is proposed.

Specific performance requirements are determined by the Company’s senior management with input from technical sales leadership. Those individuals are aware of customer specific requirements from various engagements, as well as competitive offerings. While development in response to a specific customer requirement is not capitalized, customer enhancement requests often help the Company identify functionality that would be beneficial to other customers and should be built into the platform. This customer and competitive knowledge is used to develop the high level specifications for each project including the intended features and functionality that the Company wishes to add to the platform.

c)	Invite vendors to perform demonstrations of how their software will fulfill the proposed need.

The Company develops its software internally. Accordingly, this factor is not relevant.

d)	Explore alternative means of achieving specified performance requirements (including make or buy decisions).

The Company is developing additional functionality for its platform offerings and, therefore, must build such platform itself. The underlying technology is well known and understood by the Company’s senior management. Thus, there is little time spent on this step.

2290 First National Building · 660 Woodward Avenue · Detroit, Michigan 48226-3506

Detroit · Lansing · Oakland County · Ann Arbor · Kalamazoo

Mr. Mark P. Shuman

March 21, 2013

e)	Determine the technology needed to achieve performance requirements exist.

The Company’s senior management is fully conversant in the underlying technology which enables the Company’s software and the ability of this technology to support the proposed platform enhancements.

f)	Select a vendor and select consultants to assist in the development or installation of the software.

The Company does utilize third-party vendors to assist and support its software development. However, these vendors are generally known by the Company for their existing development skills and may be used for multiple projects.

As discussed above, many of these items are either not applicable to the Company or not tracked independently and thus were not characterized and expensed as “preliminary project stage” expenses under ASC 350-40. In accordance with ASC 350-40-25-12, capitalization begins when the preliminary project stage is completed and management, with the relevant authority, authorizes and commits to funding a development project. The Company believes the relative maturity of its platform offerings, as well as the involvement of its senior management, are factors contributing to the relatively high percentage of its research and development costs, which are capitalized.

Note 6. Income Taxes, page F-18

40.	We note the impact of the deferred tax asset valuation allowance in your rate reconciliation. Please tell us what consideration was given to disclosing the total valuation allowance recognized for deferred tax assets and the net change in the valuation allowance for each year. Please refer to ASC 740-10-50-2.

Response: The Company respectfully directs the Staff to the income tax footnote on page F-19, which states the following:

The net operating losses and tax credits generated by the Company have been utilized by Compuware and are not available to reduce future taxable income of Covisint. Therefore, the deferred tax assets presented above do not include the net operating losses and tax credits generated by Covisint as the Company will not obtain a future economic benefit for these amounts.

Excluding the deferred tax assets related to net operating losses and tax credits generated by the Company and utilized by the parent, Compuware, resulted in the Company reporting a

2290 First National Building · 660 Woodward Avenue · Detroit, Michigan 48226-3506

Detroit · Lansing · Oakland County · Ann Arbor · Kalamazoo

Mr. Mark P. Shuman

March 21, 2013

net deferred tax liability on the balance sheet for the periods ended June 30, 2012, March 31, 2012 and March 31, 2011. As a result, a valuation allowance was not included in the disclosure of the components of the net deferred tax assets and liabilities pursuant to ASC 740-10-50-2.

Note 9. Related Party Transactions, page F-26

41.	Tell us whether the Compuware services staff utilization continued into the quarter ended September 30, 2012 and if so, why relevant related party disclosure is not made in that period. In addition, since these services were incurred at cost tell us and disclose what the costs would have been in the respective periods if they had been incurred by the company on an unaffiliated basis. See SAB Topic 1.B.1.

Response: The Company acknowledges the Staff’s comment and supplementally advises the Staff that the Company’s utilization of Compuware’s services staff continued through the period ended December 31, 2012. The Company respectfully directs the Staff to its disclosure in Note 6 to the Company’s condensed combined financial statements relating to such utilization. We transferred the majority of the Compuware employees working within the Covisint division to Covisint Corporation effective March 1, 2013. As a result, we will rely substantially less on Compuware as an outside service provider. As these Compuware employees will be Covisint employees in future periods, the Company believes these costs are an accurate representation of these costs on an unaffiliated basis in the respective periods.

Exhibits

42.	Please advise us whether you have any material agreements related to your third-party data centers, pursuant to Item 601(b)(10) of Regulation S-K. On page 18, you disclose that a majority of your solutions are hosted with third party data center provider Savvis Inc. To the extent you are substantially dependent on an agreement with a third party data center provider, please file it as an exhibit and describe the material rights and obligations of the parties under such agreement in your prospectus.

Response: The Company acknowledges the Staff’s comment and supplementally advises the Staff that it does not believe it has any material agreements related to its third-party data centers, determined pursuant to Item 601(b)(10) of Regulation S-K. The Company believes the agreement with Savvis is not a material contract of the type specified under Item 601(b)(10) of Regulation S-K because it is a contract that ordinarily accompanies the kind of business conducted by the Company, and, for the reasons set forth below, does not fall within any of the categories specified in Item 601(b)(10)(ii) of Regulation S-K.

2290 First National Building · 660 Woodward Avenue · Detroit, Michigan 48226-3506

Detroit · Lansing · Oakland County · Ann Arbor · Kalamazoo

Mr. Mark P. Shuman

March 21, 2013

Platform as a service companies ordinarily engage third party data centers to operate their business. The Company engaged Savvis in the ordinary course of its business as a platform as a service company. The Company believes that, if its agreement with Savvis were terminated, it would be able to quickly find a replacement to provide third party data centers on comparable terms. Further, the Agreement with Savvis has a 36-month term with automatic renewal of the term for subsequent 36-month periods, unless either party gives notice 60 days prior to the end of the term. The Company believes this period is sufficient for the Company to fully transition to another third party data center provider without interruption of services to its customers. Therefore, because the termination of the Savvis agreement would not (i) significantly alter the expenses or commercial terms to the Company of providing its services or (ii) cause the interruption of services to its customers, the Company is not substantially dependent on the Savvis agreement, and therefore it is not required to be filed under the provisions of Item 601 of Regulation S-K.

* * * * *

The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement Draft No. 2 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. If you have any questions regarding this submission or the Company’s responses, please do not hesitate to contact me at (313) 465-7320 or David V. Gubbini of our office at (313) 465-7416.

Very truly yours,

HONIGMAN MILLER SCHWARTZ AND COHN LLP

/s/ Norman H. Beitner

Norman H. Beitner

cc:	David McGuffie, Covisint Corporation, Chief Executive Officer
W. James Prowse, Covisint Corporation, Chief Financial Officer
Kenneth J. Gordon, Goodwin Procter LLP
David V. Gubbini, Honigman Miller Schwartz and Cohn LLP

2290 First National Building · 660 Woodward Avenue · Detroit, Michigan 48226-3506

Detroit · Lansing · Oakland County · Ann Arbor · Kalamazoo